Exhibit 99.1

WESTERN COPPER AND GOLD PROVIDES GUIDANCE ON ENVIRONMENTAL AND SOCIO-ECONOMIC EFFECTS STATEMENT SUBMISSION AND INFRASTRUCTURE UPDATE

VANCOUVER, BC, Nov. 10, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) through its wholly-owned subsidiary, Casino Mining Corporation ("Casino") has submitted to the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") Executive Committee a schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Mine Project.

In the schedule, Casino indicates that it plans to submit the ESE Statement in the second half of 2024.  The ESE Statement will form the basis for the Company's assessment application for the Panel Review and will include all the material outlined in the Revised ESE Statement Guidelines issued on September 12, 2023.  In addition, Casino has been engaging and consulting with First Nations that may be impacted by the project. This will inform all aspects of the ESE Statement development.

"The Company is committed to ensuring that review of the Casino Project occurs in a robust manner using the most up to date methodologies in environmental assessment." stated Paul West-Sells, President and Chief Executive Officer. "We remain confident that the Casino Project is a great asset for the Yukon that will provide benefits to Yukon communities and First Nations for generations to come."

INFRASTRUCTURE UPDATE

The Carmacks Bypass Project ("Bypass"), the first section of the Casino Project access road and a $29.6 million investment by the Yukon and Federal Governments has been completed ahead of schedule.  The Bypass will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area.

The Bypass is comprised of a 70 meter clear span steel bridge with concrete deck and 5 kilometers of new road.  The contract was completed by Pelly Construction, who worked closely with Little Salmon Carmacks First Nation ("LSCFN") to ensure employment, training and commercial benefits flowed to the LSCFN Citizens and the community, with over 60% of the wages paid to First Nation citizens.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 10-NOV-23